UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

One Meadowlands Plaza, 8th Floor

(Address of principal executive office (street and number))

East Rutherford, New Jersey 07073

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Several events, including the Company’s annual review of its indefinite-lived intangible assets for impairment (which is not yet complete), its assessment of its internal control over financial reporting (which is not yet complete), and the ongoing discussions with its senior lenders of a waiver and amendment to its credit agreement required by specified actual and potential defaults (described below), have required, and in some cases continue to require, the attention of key Company personnel and administrative resources, including its accounting and financial reporting organization. As a result, the Company could not, without unreasonable effort and expense, complete the finalization of its financial statements for the year ended December 31, 2013 and related disclosures, and consequently, could not file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) within the prescribed time period. The Company intends to file the 2013 10-K within 15 calendar days of its prescribed due date.

The Company was not in compliance with the financial covenant pertaining to Availability under its credit agreement for the month ended February 28, 2014, the financial covenants pertaining to Availability and gross sales for the month ended March 31, 2014 (the “Covenant Defaults”), or the covenant requiring the delivery of annual financial statements within 90 days of the end of 2013, accompanied by a report and opinion of its auditors without qualification or exception (the “Financial Statement Default”). In addition, the suspension of trading of the Company’s common stock on the New York Stock Exchange (pending delisting therefrom) as of March 31, 2014 constituted an event of default under such credit agreement (the “NYSE Default”). The Company also anticipated that it may not be in compliance with the Availability covenant for the month ended April 30, 2014.

The Company is in productive discussions with the agent and the required lenders under its credit agreement to waive the Covenant Defaults, the Financial Statement Default, and the NYSE Default. In addition, the Company is seeking to obtain financial covenant relief for future periods, and to increase its availability under the credit agreement. Although the agent and the required lenders have indicated a willingness to explore the provision of such waivers, as well as financial covenant relief and the removal of certain availability restrictions for specified periods, there can be no assurance that the agent and the required lenders will provide the requested relief (on terms acceptable to the Company, sufficient to meet the Company’s operating needs, or at all), or that if obtained, we will remain in compliance with such credit agreement. If the Company is unable to secure waivers with respect to actual defaults, or if subsequent thereto, is unable to remain in compliance with its credit agreement (as a result of further non-compliance with the financial covenants or otherwise), its lenders would be entitled to, among other things, accelerate the loans under the credit agreement, declare the commitments thereunder to be terminated and/or refuse to permit further draw-downs on the revolver, seize collateral or take other actions of secured creditors. Any of the foregoing is likely to have a material adverse effect on the Company’s financial condition and results of operations, and to cause us to become bankrupt or insolvent. See Item 1A – Risk Factors –“Inability to maintain compliance with the bank covenants” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as amended. In addition, even if the Company can obtain the waivers requested (as well as financial covenant relief for future periods), based on current operational expectations and the limited availability under the Company’s credit agreement as currently in effect, without a sufficient increase in such availability or an increase in liquidity resulting from operations or an action or transaction arising out of our review of strategic and financing alternatives (as disclosed by press release today), there can be no assurance that the Company will be able to meet its obligations when due. Although management is pursuing an increase in availability under its credit agreement and liquidity in general, there can be no assurance that either such increase will be achieved (in a timely manner, on terms acceptable to Company, in sufficient amounts, or at all). As a result, management anticipates that the Company’s financial statements as at December 31, 2013 and for the year then ended will include disclosure of substantial doubt about the Company’s ability to continue as a going concern, and the accompanying report of the Company’s independent registered public accounting firm will contain a related explanatory paragraph.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerry Carr	201	405-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

As the Company’s financial statement preparation is not yet complete, including its annual review of indefinite-lived intangible assets for impairment, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

The results of operations described below include an aggregate estimated impairment for certain indefinite lived intangible assets (based on facts available to date) in the amount of $5.1 million for the quarter ended December 31, 2013. The recordation of any additional amounts would result in a corresponding reduction to gross profit, and would negatively impact other line items of the Company’s financial statements, including net loss for the year ended December 31, 2013.

Net sales for the year ended December 31, 2013 decreased 18% to $188.2 million, compared to $229.5 million for the year ended December 31, 2012. This decrease was primarily the result of sales declines of 31.9% at CoCaLo, 27.4% at Kids Line, and 24.5% at LaJobi, in each case due to lower sales volume at certain large customers. These declines were partially offset by an increase in sales of 18.7% at Sassy for the year ended December 31, 2013, as compared to the prior year, due to continued new product acceptance. The sales decreases at CoCaLo and Kids Line also reflect the discontinuance of underperforming products and licenses in 2013 (representing $7.5 million in net sales in 2012); higher closeout sales in the year ended December 31, 2012 ($4.7 million higher in 2012), as well as lower international sales from the Company’s foreign subsidiaries in 2013 ($4.5 million), resulting in part from the closure of the Company’s UK operations at the end of 2012.

Gross profit was $36.5 million, or 19.4% of net sales, for the year ended December 31, 2013, as compared to $57.8 million, or 25.2% of net sales, for the year ended December 31, 2012. In absolute terms, and as a percentage of net sales, gross profit decreased as a result of: (i) lower gross profit dollars ($13.3 million) as a result of lower sales; (ii) non-cash impairments (based on an estimated $5.1 million aggregate impairment for the fourth quarter of 2013 described above) of the LaJobi, Kids Line, CoCaLo and Kokopax trade name intangible assets ($9.3 million); (iii) increased sales allowances ($1.4 million), and (iv) changes in product mix (including increased sales of licensed products in 2013 compared to 2012, resulting in increased royalties of $0.2 million); partially offset by (A) lower landed cost of products ($2.4 million) as a result of lower product costs and (B) decreases in inventory reserves ($0.6 million) related to underperforming product lines.

Selling, general and administrative expense was $61.2 million, or 32.5% of net sales, for the year ended December 31, 2013, compared to $56.9 million, or 24.8% of net sales, for the year ended December 31, 2012. SG&A expense increased as a percentage of sales due to lower sales volume, and increased in absolute terms ($4.3 million) primarily as a result of: (i) legal fees and settlement proposal accruals (an aggregate of $2.7 million); (ii) expenses paid or accrued in connection with our previously announced distribution consolidation plan ($1.1 million); (iii) an impairment to the Sassy building ($0.8 million); (iv) increased recruiting fees ($0.7 million); (v) increased bonus accruals ($0.7 million); (vi) other professional fees ($0.5 million); (vii) increased stock-based compensation expense ($0.2 million) as a result of an inducement award granted in connection with the appointment of our President and Chief Executive Officer; (viii) increased professional fees related to banking ($0.1 million) and (ix) other increases of smaller magnitude (aggregating $0.3 million). These increases were partially offset by: (i) decreased personnel costs related to reductions in headcount ($1.3 million); (ii) lower shipping, storage and warehousing costs ($0.7 million); (iii) decreased sales commissions ($0.5 million); and (iv) decreased product development costs ($0.2 million).

Other expense was $4.2 million for the year ended December 31, 2013, as compared to $6.2 million for the year ended December 31, 2012. This decrease of approximately $2.0 million was primarily due to (i) the gain on the sale of specified intellectual property in the second quarter of 2013 ($1.2 million), and (ii) decreased write offs of deferred financing costs in 2013 ($0.4 million) compared to 2012 ($3.3 million), that were partially offset by an increase in interest expense ($2.1 million) due to higher borrowing costs during the year ended December 31, 2013 compared to the year ended December 31, 2012.

The income tax provision for the year ended December 31, 2013 was $284,000 on loss before income tax provision of $29.0 million. The income tax provision for the year ended December 31, 2012 was $48.8 million on loss before income tax expense of $5.3 million.

As a result of the foregoing, net loss for the year ended December 31, 2013 was $29.3 million, or ($1.34) per diluted share, compared to net loss of $54.1 million, or ($2.48) per diluted share, for the year ended December 31, 2012.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties include, but are not limited to, the risk that the Company may not be able to identify or consumnate an appropriate action or transaction to increase its availability or liquidity, and those set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent filings with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By	/s/ Kerry Carr
Kerry Carr, EVP, COO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)